TORQUE ESPORTS CORP.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on July 15, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 a.m. (Toronto time) on July 13, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Torque Esports Corp. hereby appoint: Lou Schwartz, or failing him, Mike Munoz

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of Torque Esports Corp. (the "Corporation") to be held at the offices of Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, TD Centre North Tower, Toronto, Ontario M5K 1G8 on July 15, 2020 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Tom Rogers	☐	☐	02. Peter Liabotis	☐	☐	03. Bryan Reyhani	☐	☐
04. Steven Zenz	☐	☐	05. Darren Cox	☐	☐	06. Hank Ratner	☐	☐
07. Lou Schwartz	☐	☐						

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	For	Withhold
2. Appointment of Auditor To appoint UHY McGovern Hurley LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.	☐	☐

	For	Against
3. Omnibus Incentive Plan To consider and, if deemed advisable, to pass an ordinary resolution, confirming and re-approving the Company's omnibus incentive plan, the full text of the ordinary resolution is set out in, and is more fully described in, the section of the accompanying management information circular (the "**Circular**") entitled "*Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan*".	☐	☐

	For	Against
4. Share Consolidation To consider and, if deemed advisable, to pass, with or without variation, a special resolution, approving the proposed consolidation of the common shares of the Company, the full text of the special resolution is set forth in, and is more fully described in, the section of the Circular entitled "*Particulars of Matters to be Acted Upon – Approval of Share Consolidation*".	☐	☐

	For	Against
5. Name Change To consider and, if deemed advisable, to pass, with or without variation, a special resolution, authorizing a change of name of the Company to "**Engine Media Holdings, Inc.**" or such other name as the board of directors of the Company may choose, acting in the best interests of the Company, the full text of this special resolution, is set forth in, and is more fully described in, the section of the Circular entitled "*Particulars of Matters to be Acted Upon – Approval of Name Change*".	☐	☐

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	For	Against
6. Continuation from Ontario to British Columbia To consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing the continuance of the Company from the Province of Ontario to the Province of British Columbia, pursuant to Section 181 of the *Business Corporations Act* (Ontario) and Section 302 of the *Business Corporations Act* (British Columbia), the full text of the special resolution is set forth in, and more fully described in, the section of the Circular entitled, "*Particulars of Matters to be Acted Upon – Approval of the Continuation of the Company from Ontario to British Columbia*".	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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